

Mail Stop 3561

May 18, 2017

Mr. Sunil M. Doshi
Chief Financial Officer
Zoe's Kitchen, Inc.
5760 State Highway 121
Suite 250
Plano, Texas 75024

    Re: **Zoe's Kitchen, Inc.**
            Form 10-K for the Year Ended December 26, 2016
            Filed February 23, 2017
            Form 8-K furnished on February 23, 2017
            File No. 001-36411

Dear Mr. Doshi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 26, 2016

Item 6. Selected Financial Date/Other Operating Data, page 33

1. We note that on page 33 and in your MD&A section, you disclose Restaurant Contribution, a non-GAAP financial measure. Please revise to include a reconciliation of Restaurant Contribution to GAAP operating profit, the most comparable GAAP measure, and begin the reconciliation with the GAAP measure pursuant to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 8-K furnished on February 23, 2017

Non-GAAP Financial Measures, page 4

2. We note that in your earnings release filed on Form 8-K, you disclose Restaurant Contribution, a non-GAAP financial measure. Please revise to include a reconciliation of Restaurant Contribution to GAAP operating profit, the most comparable GAAP measure, and begin the reconciliation with the GAAP measure. Also, please revise your "highlights" section at the top of the press release so that restaurant contribution is presented below the most comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure